Mail Stop 4561
Via fax: (519) 888-0677

February 16, 2010

Paul McFeeters
Chief Financial Officer
Open Text Corporation
275 Frank Tompa Drive
Waterloo, Ontario
Canada N2L 0A1

　　　　　Re:　Open Text Corporation
　　　　　　　　Form 10-K for the Year Ended June 30, 2009
　　　　　　　　Filed on August 21, 2009
　　　　　　　　File No. 000-27544

Dear Mr. McFeeters:

　　　　We have reviewed your response to your letter dated January 29, 2010 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 22, 2009.

Form 10-K for the Year Ended April 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 37

1.　　　We note your response to our prior comment 3 where you indicate that as of the date of your last goodwill annual impairment analysis, all of your reporting units were substantially in excess of the carrying value. Please confirm that to the extent you determine that the estimated fair value substantially exceeds the carrying value for all of your reporting units; you will disclose this information in your future filings.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or David Orlic, Staff Attorney at (202) 551-3503.

Sincerely,

Kathleen Collins
Accounting Branch Chief